

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2021

Vikas Desai
Chief Executive Officer
Achari Ventures Holdings Corp. I
60 Walnut Avenue, Suite 400
Clark, NJ 07066

> **Re: Achari Ventures Holdings Corp. I**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 23, 2021**
> **File No. 333-258476**

Dear Mr. Desai:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Financial Statements of Achari Ventures Holdings Corp. I, page F-5

1.   We note your response to our prior comment 2 and reissue in part. Please revise to properly label your statement of changes in stockholders' equity for the six months ended June 30, 2021 as *unaudited*, and properly label your statement of cash flows for the period January 25, 2021 (inception) through February 8, 2021 as *audited*.

You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ari Edelman, Esq.